

Mail Stop 3561

June 29, 2009

Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
F/19, Unit A, Jingfengcheng Building
5015 Shennan East Road
Shenzhen, China 518015

> **Re: Zhaoheng Hydropower Company**
> **Item 4.02 Form 8-K/A**
> **Filed June 12, 2009**
> **File No. 0-52786**

Dear Mr. Xu:

We reviewed your response letter dated June 26, 2009 and have following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 8-K/A Filed June 12, 2009

1.   We reviewed your response to the comment in our letter dated June 16, 2009. We understand that you recognized interest income on the non-interest bearing note from Zhaoheng Industrial in an amount that offset the effect of the accounting error related to capitalized interest costs and treated the income as a deemed dividend charged to APIC. We also understand that the note was amended to include interest effective January 1, 2008. Please tell us whether our understanding is correct. If so, tell us your rationale and basis in GAAP for recognizing interest income on the non-interest bearing note prior to January 1, 2008 in connection with the restatement of your financial statements. If our understanding is incorrect, advise in detail.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant